May 4, 2012

Dear John:
We are pleased to offer you a position with Extreme Networks (the “Company”) as Senior Vice President, Chief Financial Officer (“SVP, CFO”), reporting to the Chief Executive Officer. Should you decide to join us, you will receive a semi-monthly salary of $16,041.67 (which would equal $385,000 on an annualized basis), less applicable taxes and withholdings, in accordance with the Company's normal payroll procedures.
You will be eligible to participate in the Executive Bonus Plan (“EIP”) commencing FY13 with an annual target of 50% of your annual base salary. The EIP target bonus will be paid if you and the Company meet established performance objectives tied to Revenue, Operating Profit performance and attainment of key strategic goals (the “EIP Goals”). The Company retains the right to change or amend the EIP at any time.

As a Company employee, you are also eligible to receive certain employee benefits including stock options. Subject to the approval of the Board or the Compensation Committee, we are pleased to offer you a one-time option to acquire 350,000 (three hundred fifty thousand) shares of common stock (the “Options”). Generally, grants are reviewed for approval once a quarter, and are awarded at an exercise price equal to the closing price of the Company's common stock on the second business day after we publicly announce our financial results for the quarter. One-fourth (1/4) of these shares will vest one year from your first date of employment, provided that you are still employed by the Company at that time. The remaining shares will vest monthly over the following three years, at a rate of 1/48th of the entire option each month, so long as your employment with the Company continues. In addition you will receive a grant of 40,000 shares of restricted stock which will vest over a three year period in equal amounts of one-third (1/3) each year commencing with the first one-third vesting one year from your first date of employment, provided that you are still employed by the Company at that time. All vesting and rights to exercise under any Options offered hereunder will also be subject to your continued employment with the Company at the time of vesting. Your equity awards are also subject to the terms of our Executive Change in Control Severance Plan.

All vesting under any Option or Restricted Stock grants offered hereunder will be subject to your continued service with the Company at the time of vesting. You may exercise any Options no later than the ninetieth day following the cessation of your service to the Company. Your Option grant and any Restricted Stock grant are each further conditioned on your execution of the Company's standard form of employee stock option and restricted stock agreement, respectively, and will be governed by and subject to the terms of those agreements.
The Company also has a policy of providing a Change in Control Severance Plan for its executive officers in the event of an acquisition of the Company (the “Severance Plan”). Those provisions will be set forth in your Executive Change in Control Severance Agreement and will be the same as those standard terms currently in effect for the other executive officers of the Company with your benefit including a payment equal to 12 months of salary. A copy of the Severance Plan has been enclosed for your information.
In addition, if your employment is terminated by the Company other than for “Cause”, you will be entitled to receive a payment equal to 12 months of your salary as of your date of termination, a payment equal to the pro rata portion of your target bonus through your date of termination, and the continuation of medical benefits for 12 months. Such consideration shall be conditioned in its entirety upon your release of claims against the Company. Your release of claims document must be executed and become irrevocable within 60 days of your termination, and the payment shall be paid within 30 days following the date the release has become irrevocable. For purposes of this agreement, “Cause” shall have the meaning described below.
“Cause” shall mean the occurrence of any of the following: (1) your theft, dishonesty as to a significant matter,, breach of fiduciary duty for personal profit, or falsification of any documents or records of the Company which results in injury to the Company, (2) your failure to abide by the code of conduct or other policies (including, without limitation, policies relating to confidentiality and reasonable workplace conduct) that results in injury to the Company; (3) your misconduct within the scope of Section 304 of the Sarbanes-Oxley Act of 2002 as a result of which the Company is required under accounting rules or to conform to SEC rules or regulations to prepare an accounting restatement; (4) your misappropriation, destruction or diversion of any tangible or intangible asset or corporate opportunity of the Company (including, without limitation, your improper use or disclosure of the confidential or proprietary information of the Company) that results in injury to the Company; (5) your intentional misconduct which has a significant detrimental effect on the Company or the business reputation of the Company; (6) your failure to perform any reasonable assigned duties; (7) your material breach of any employment, non-disclosure, non-competition, non-solicitation or other similar agreement between you and the Company that results in injury to the Company; or (8) your conviction (including any plea of guilty or nolo contendere) of any criminal act involving fraud, dishonesty, misappropriation or moral turpitude, or which impairs your ability to perform your duties to the Company; provided, however, that for any such act or omission set forth in clauses (1) through (7) the Company must first give you written notice specifically describing the act or omission constituting “Cause” and thirty (30) days to cure such act or omission.
Notwithstanding anything in this agreement to the contrary, the severance payments discussed in this agreement (to the extent that they constitute “deferred compensation” under Section 409A of the Internal Revenue Code (the “Code”) and applicable regulations), and any other amount or benefit that would constitute non-exempt “deferred compensation” for purposes of Section 409A of the Code and that would otherwise be payable hereunder by reason of your termination of employment, will not be payable to you by reason of such circumstance unless the circumstances giving rise to such termination of employment meet any description or definition of “separation from service” in Section 409A of the Code and applicable regulations (without giving effect to any elective provisions that may be available under such definition). This provision does not prohibit the vesting or the determination of the amounts owed to you due to such termination, and if this provision prevents the payment of any amount or benefit to you, such payment shall be made on the date, on which an event occurs that constitutes a Section 409A “separation from service,”.
You are also eligible to participate in various other Company benefit plans, including its group health, short-term disability, long-term disability, and life insurance plans, as well as its 401(k) and employee stock purchase plans. Your participation in the Company's benefit plans will be subject to the terms and conditions of the specific benefit plans. As a Senior Vice President of the Company, you are not eligible to participate in the Company's Flexible Time Off (“FTO”) program, and you will not accrue any FTO hours. You will, however, be eligible to take paid time off from time-to-time as reasonably necessary for vacation, sick time, or other personal purposes, subject to the needs of your position and the approval of your manager.
If you choose to accept this offer, your employment with the Company will be voluntarily entered into and will be for no specified period. As a result, you will be free to resign at any time, for any reason or for no reason, as you deem appropriate. The Company will have a similar right and may conclude its employment relationship with you at any time, with or without cause.
In the event of any dispute or claim relating to or arising out of this agreement, our employment relationship, or the termination of our employment relationship (including, but not limited to, any claims of wrongful termination or age, gender, disability, race or other discrimination or harassment), you and the

Company agree that all such disputes shall be fully, finally and exclusively resolved by binding arbitration conducted by the American Arbitration Association (“AAA”) in Santa Clara County, California, and we waive our rights to have such disputes tried by a court or jury. The arbitration will be conducted by a single arbitrator appointed by the AAA pursuant to the AAA's then-current rules for the resolution of employment disputes, which can be reviewed at www.adr.org.
This offer is contingent upon the completion of a customary background check with the results being satisfactory to the Company, your signing the enclosed Employee Inventions and Proprietary Rights Assignment Agreement, and upon your ability to provide to the Company documentary evidence of your identity and eligibility for employment in the United States. Please bring this documentation, such as a passport or driver's license and an original social security card, to your Employee Orientation. Such documentation must be provided to us within three (3) business days of your date of hire, or our employment relationship with you may be terminated for Cause.
To indicate your acceptance of the Company's offer, please sign and date this letter in the space provided below and return to Mimi Gigoux, Senior VP, Human
Resources at Extreme Networks at 3585 Monroe Street, Santa Clara, CA 95051. A duplicate original is in enclosed for your records. This offer of employment, if not accepted, will expire in 15 business days.
All new employees receive a benefits package from the HR Department. If you have any benefit related questions, please contact Mimi Gigoux.
This agreement, along with any agreements referenced above, constitute the entire agreement between you and the Company concerning the terms and conditions of your employment with the Company. This agreement cannot be modified or amended except by a subsequent written agreement signed by you and the Company; provided, however, that the Company may, in its sole discretion, elect to modify your title, compensation, duties, or benefits without any further agreement from you.
John, we look forward to welcoming you to Extreme Networks and we believe you will make an important contribution to the company, in what should be a rich and rewarding experience. If you have any questions, please feel free to contact Oscar Rodriguez or myself.
Sincerely,

/s/ Mimi Gigoux

EXTREME NETWORKS INC. Mimi Gigoux Senior VP, Human Resources

I agree to and accept employment with Extreme Networks, Inc. on the terms set forth in this agreement.

/s/ John T. Kurtzweil	May 18, 2012

John T. Kurtzweil	Date